MicroCloud Hologram Inc.

June 16, 2025

VIA EDGAR

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Melissa Kindelan
Kathleen Collins

Re:	MicroCloud Hologram Inc.

Form 20-F for the fiscal year ended December 31, 2024

Response dated May 30,2025

File No. 001-40519

Ladies and Gentlemen:

MicroCloud Hologram Inc. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated June 9, 2025 regarding its Form 20-F filed on March 21, 2025.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The Staff’s comments are retyped below in bold for your ease of reference, and the Company’s responses are set forth immediately below the Comments.

Form 20-F for the fiscal year ended December 31, 2024 Results of Operations

General and administrative expenses.page 70

1.	We note your response to prior comment 5. Please explain how the “exercise” of shares issued pursuant to the 2023 Equity Incentive Plan resulted in the recognition of compensation expense. In your response tell us the type of awards issued in both fiscal 2023 and 2024 and the terms of such awards. Also, revise to include disclosures pursuant to ASC718-10-50-1 and 50-2 in future filings.

Response:

The Company respectfully acknowledges the Staff’s comment and advises as follows:

1)	Under the authority granted by its 2023 Equity Incentive Plan (the “Plan”), the Company issued awards of Company shares as a bonus. Consistent with the stated purposes of the Plan, these grants were designed to retain key personnel and promote the success of the Company’s business. As these specific bonus awards were structured to be fully vested upon grant with no future service conditions, the full fair value of the awards was recognized general and administrative expense in the year they were granted.；

2)	The company will include the following supplemental disclosure, as detailed in the description below:

Share-based compensation

On August 28, 2023, the Company adopted the 2023 Employee Stock Incentive Plan (“2023 Plan”).

Under the 2023 Plan, the Board of Directors has approved that a maximum aggregate number of shares that may be issued pursuant to all awards under the 2023 Plan, as amended, shall be 44,800 shares*. All stocks granted under the 2023 Plan are immediately exercisable on the grant date.

For the year ended December 31, 2023, the Company, as amended, granted the Service Providers (as defined in the 2023 Plan) 43,000 shares* unconditionally at a fair value of USD 104.20 per share* in 2023. The compensation cost recognized in General and administrative expenses was USD 4,480,600 (RMB 32,164,435) for this Employee Stock Incentive Plan for the year ended December 31, 2023. All compensation cost was recognized in current year.

For the year ended December 31, 2024, the Company, as amended, granted the Service Providers (as defined in the 2023 Plan) another 1,800 shares* unconditionally at a fair value of USD 74.60 per share* in 2024. The compensation cost recognized in General and administrative expenses was USD 134,280 (RMB 952,555) for this Employee Stock Incentive Plan for the year ended December 31, 2024. All compensation cost was recognized in current year.

The fair value of the grant date was calculated as the average of the highest and lowest market prices on the grant date.

*	The shares and fair value per share are presented on a retroactive basis to reflect the Share Consolidation and the reclassification of Class A and Class B ordinary shares.

2.	Please address the following as it relates to your response to prior comment 6:

●	Tell us the date on which the company determined that Tiger Initiative Investment Ltd (Tiger) and Lucky Monkey Holdings Limited (Lucky Monkey) would receive Class B Ordinary shares and the exact date during fiscal 2025 when such shares were issued to each entity.

Response:

On February 14, 2025, Tiger and Lucky Monkey exercised their convertible note conversion rights, resulting in the issuance of 10,000,000 and 6,000,000 Class B Ordinary Shares to each entity, respectively.

●	You state that the shares were allocated exclusively to Tiger and Lucky Monkey in accordance with the Convertible Note Purchase Agreement and you reference a Form 6-K filed on August 14, 2024. However, the terms of the Agreement included in such filing do not refer to the issuance of Class B Ordinary shares. Please explain.

Response:

The transaction documents executed by Lucky Monkey and Tiger on August 12, 2024, explicitly authorized the conversion of convertible notes into the Company’s “authorized ordinary shares.” On September 27, 2024, the Company’s shareholders approved an amendment to the memorandum and articles of association (the “charter”) reclassifying existing ordinary shares into Class A and Class B ordinary shares, which became effective immediately upon approval. As a result, holders who had not exercised their conversion rights by the date of the shareholder meeting asserted that they were entitled to elect conversion into either Class A or Class B ordinary shares.

Holders had the right to convert into “ordinary shares” as defined by the Company’s charter at the time of conversion. As the charter amendment redefined “ordinary shares” to include both Class A and Class B shares, Lucky Monkey and Tiger elected to convert into Class B shares based on their own commercial considerations. In light of the terms of the transaction documents and the subsequent charter amendment reclassifying its authorized share capital, the debtor determined it lacked a strong basis upon which to negotiate the holders’ election to receive Class B Ordinary Shares upon conversion.

The transaction documents did not restrict the selection of share classes, and all eligible note holders received equal rights during the conversion period. Lucky Monkey and Tiger’s election of Class B shares constituted a voluntary exercise of contractual rights, consistent with the terms of the Agreements and the Company’s governance regulations.

●	Tell us how you determined that only Tiger and Lucky Monkey would receive Class B Ordinary shares in exchange for their convertible notes.

Response:

The Company did not determine that only Tiger and Lucky Monkey would receive Class B shares.

●	Tell us whether there are any related party interests between Tiger (including it’s sole owner, Zongge Zhange), Lucky Monkey (including its sole owner, Jiahui Lu), the company, and its officers and directors including Wei Peng, the Chairman of the Board and if so, revise to disclose such information. In this regard, we note as part of the Business Combination with Golden Path Acquisition, Tiger, Lucky Monkey and others gave their voting rights to Best Road Holdings Limited, an entity owned by Wei Peng.

Response:

There are no related-party interests, including equity connections or cross-directorships, between Tiger (including its sole owner Zongge Zhange), Lucky Monkey (including its sole owner Jiahui Lu), the Company, and its officers and directors (including Chairman of the Board Wei Peng).

The Company understands that during the de-SPAC merger, various shareholders, including Tiger, Lucky Monkey, and Best Road Holdings Limited (an entity controlled by Chairman Wei Peng), shared a common objective to ensure the successful completion of the transaction. On previous advice of transaction counsel to the Company for the De-SPAC merger, alignment in voting decisions was market practice. In addition, alignment stemmed from each shareholder’s independent determination that the merger was in their own best financial and strategic interests. This convergence of interests on a specific corporate action does not constitute a voting agreement, an arrangement to act in concert, or any other form of control relationship.

If you have any questions regarding the Company’s responses to the Staff’s comments, please contact us via e-mail at ivy@mcvrar.com or by phone at +86 (0755) 2291 2036.

Very truly yours,

/s/ Ivy Zhen
Ivy Zhen
Chief Financial Officer

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